Filed by WPCS International Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934, as amended

Subject Company: WPCS International Incorporated

Commission File No.: 001-34643

On September 6, 2017, WPCS International Incorporated (“WPCS”) and DropCar, Inc. (“DropCar”) hosted an investor conference call at 4:15 p.m. Eastern Time to discuss the entering into of a definitive merger agreement under which DropCar will merge with a wholly owned subsidiary of WPCS in an all-stock transaction.  The conference call related to such proposed merger is set forth below:

Speaker: Dan Gelbtuch

Good afternoon, my name is Daniel Gelbtuch and I run investor relations for DropCar. On behalf of DropCar and WPCS, thank you for joining this call.

Before we begin, I’d like to remind everyone that our call today will include remarks about future expectations, plans, and prospects for WPCS and DropCar, which constitute forward-looking statements for the purpose of the Safe Harbor provisions under applicable federal securities laws.

These forward-looking statements include, without limitation, statements regarding the completion of the transaction, the combined company’s expected cash position, WPCS and DropCar’s expectations with respect for future performance, the nature, strategy, and focus of the combined company, and the performance of DropCar’s business.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expected, including: (1) the risk that the conditions of the closing of the transaction are not satisfied and uncertainties as to the timing of the consummation of the transaction and (2) risks related to the combined company’s business and financial performance.

You are advised to read, when available, WPCS’ filings with the SEC including a registration statement that will contain a proxy statement to be used in connection with solicitation of proxies for the special meeting of stockholders to approve the transaction because these documents will contain important information about the transaction and the participants’ interest in such transactions. These documents can be obtained without charge at the SEC’s internet website www.sec.gov.

Now, with that said, I’ll turn the call over to the CEOs of both companies.

On today’s call, we have Sebastian Giordano, CEO of WPCS, and Spencer Richardson, Co-Founder and CEO of DropCar. Mr. Giordano will speak first followed by Mr. Richardson. Please note that due to legal limitations, we will not be able to take any questions at the conclusion of the presentation.

Mr. Giordano the floor is yours.

Speaker: Sebastian Giordano, CEO of WPCS

Thank you Dan, and good afternoon. I would first like to thank everyone for joining our call today. This is truly an eventful day.

In representing the Board of Directors of WPCS on this call, I am extremely proud to announce that earlier today WPCS International Incorporated, a NASDAQ company trading under the symbol WPCS, entered into a definitive merger agreement to acquire DropCar Inc., a privately-owned, rapidly emerging, technology driven disruptor in the more than $1 trillion automotive services industry who, as you will learn on this call, currently provides best-in class, on demand vehicle pickup, parking and hassle-free auto services to consumers and transport and logistical services to vehicle related businesses within the automotive industry.

Before I turn the microphone over to Spencer Richardson, the CEO of our prospective new partner who will provide you with more detailed information about DropCar, I will speak briefly about what has brought us here today and outline some relevant details of the proposed merger transaction.

Over the past four years, WPCS aggressively undertook a much-needed and successful restructuring of the Company. By virtue of that restructuring plan, we:

(i)	sold or closed unprofitable and noncore businesses;
(ii)	shed significant corporate overhead expense;
(iii)	saved significant amounts through the settlement of liabilities;
(iv)	eliminated all secured and virtually all unsecured debt; and
(v)	recovered significant amounts in various settlements.

Along the way, we preserved our valuable NASDAQ listing successfully overcoming several compliance challenges.

During the restructuring process, the Board and management remained steadfast and keenly focused on seeking viable opportunities that it believed could provide the best potential to build stockholder value. Our search has culminated in identifying DropCar as such an opportunity.

From a market opportunity perspective, on-demand mobility services are a rapidly growing trend, and in our evaluation, DropCar is well-positioned in this space, with both its B2C and B2B vehicle concierge offerings.

The emergence of vehicles as a service business has seen companies such as Uber and Lyft dramatically ascend in the marketplace, and subsequently many auto manufacturers and other companies are entering the vehicle support and logistics market.

For example:

●	Ford last year paid more than $65 million to acquire Chariot, a San Francisco-based company that lets users pay for shuttle rides to and from work as they go
●	A year ago, General Motors launched Maven, a competitor to Zipcar; and
●	Recently, Cadillac announced Book, a monthly subscription service that lets users pay for access to the brand's various car models

In fact, more than $1 billion was invested across 87 automotive technology deals in 2016 – representing a 91% rise in funding over the previous year (according to CB Insights).

CB Insights also reported that a variety of private companies invested in an array of startups covering a wide range of automotive categories, and automakers were especially active, led by GM’s massive stake in Lyft and the acquisition of Cruise Automation early last year.

Others making large bets on mobility include Toyota with Uber, Volkswagen with Gett, BMW iVentures with Zendrive, and Daimler with Blacklane. Furthermore, companies like Zipcar have been bought out by Avis.

Collectively, the WPCS and DropCar boards and executive teams believe that WPCS’ profitable Suisun Operations and publicly-traded currency can augment DropCar’s ability to finance its rapidly-growing B2C and B2B concierge and logistics business, with future opportunities to leverage its technology in multiple ways.

From a transactional perspective, over the coming weeks, we will be filing a registration statement with the SEC. The transaction is subject to the approval of WPCS stockholders and contingent upon customary closing conditions. Upon regulatory approval and completion of the merger, stockholders of WPCS are expected to own approximately 15% of the outstanding common stock of the combined company, and the stockholders of DropCar are expected to own approximately 85% of the outstanding common stock of the combined company. We project the closing of the merger to occur during the latter part of the fourth quarter of calendar year 2017.

On behalf of the WPCS board of directors, management, and employees, we want to thank our stockholders for their continued support as we look forward to completing this transaction. We are embarking on a new and exciting chapter for WPCS, and we are thrilled to be joining forces with the entire DropCar team, where together, we will work for the benefit of all the stockholders of the newly combined company.

So, without further ado, it is my distinct pleasure to introduce to you the Co-Founder of DropCar, CEO Spencer Richardson. Thank you.

Speaker: Spencer Richardson, Founder and Chief Executive Officer of DropCar Inc.

Sebastian, thank you for the introduction. We too are thrilled to be joining forces with WPCS.

As was mentioned previously and in our joint press release, upon the closing of this proposed merger, I will have the honor of serving as the CEO of the combined entity, while WPCS’ current CEO, Sebastian Giordano, will remain a key member of our Board.

Moreover, our combined company will be led by a seasoned management team and Board of Directors with substantial and demonstrated experience in technological innovation, automotive-related logistics, and enterprise creation.

My co-founder, and our current board chairman, David Newman and I founded DropCar a little more than two years ago in New York City. Now, DropCar is quickly becoming a leading provider of app-based logistics and concierge services for both automotive consumers and enterprises.

Let me tell you about DropCar

DropCar offers a service to both consumers and automotive companies that reduce the costs, hassles, and inefficiencies of owning or servicing a car in urban centers. While we are currently operational in the New York metropolitan area, we expect to expand our platform into major cities around the world.

We have developed a core technology that blends the efficiency and scale of cloud computing, machine learning, and the connected car with the high-touch-services of professional valets. In addition, we have acquired hundreds of parking spots in garages in our coverage areas, where we are able to cost effectively move and safely store vehicles for our subscription and enterprise customers.

Let’s discuss DropCar’s consumer subscription business

When a DropCar subscriber living within New York City needs to use their car, they use the DropCar app to schedule a time, in advance or on-demand, and location for a pickup or drop off. The valet meets them at the scheduled time and location and hands them the keys to their car. When the subscriber no longer needs their vehicle, the valet meets the subscriber and drives the vehicle back to one of our secure parking locations. This monthly service begins at $349 per month, which is significantly less than what a typical New York City garage spot costs.

DropCar offers a separate service for those who want to avoid the hassle of parking in the city during short durations, like meetings, dinner, sports games, etc. Using the app, a customer can schedule a valet to meet at a location and time, where the valet will remain with the vehicle until the owner returns or continue to drive the owner to other locations, like Uber, except in the owner’s personal vehicle.

Moreover, under the label DropCar 360, DropCar offers consumers access to a frictionless maintenance and repair experience for their vehicle at the tap of a button.

Demand for our consumer services has been very strong, and as a result, DropCar’s revenues have been growing at a very-fast rate, with our annualized run-rate recently eclipsing $5M, up more than 150% on a year-over-year basis. Note that our rapid growth has been primarily driven by our recurring consumer subscription base of over 1,000 customers (at $349 per month). As a result, to date, DropCar has completed 100K+ vehicle movements in New York City.

Let’s discuss our automotive enterprise business

According to McKinsey & Co., the automotive market will expand by $1.5 trillion (+25% CAGR) through 2030, driven by new business models such as shared mobility, connectivity services, and feature upgrades.

Today, once a customer drives a car off the lot, it becomes much more difficult for the dealer to get that new car owner or lessee back for ongoing service revenue. As such, they lose one of their more profitable lines of business. DropCar solves this problem by using valets to bring cars to dealers and vehicle centers, including vehicles that might have been purchased elsewhere.

Using our DropCar Enterprise technology platform, DropCar enables automotive dealers and OEMS to not only offer a new level of convenience and satisfaction to customers by automating ongoing service and maintenance but also to drive new service revenue through ongoing comprehensive vehicle support.

Dealers and manufacturers leverage DropCar’s fully hosted middleware and mobile application with the future ability to integrate the service into the vehicle’s software (akin to OnStar) for seamless scheduling, maintenance, and delivery services.

Today, DropCar’s B2B clients can integrate DropCar support directly into their showroom sales and leasing offerings to consumers. DropCar counts numerous tier-1 automotive brands, car dealerships, and real estate operators/developers for vehicle transport and concierge services among its business customers.

The road ahead

Through our strategic combination, DropCar will gain WPCS’ profitable communication equipment contracting business and its NASDAQ-listed currency. Our merged company will become DropCar Inc. to reflect both DropCar’s faster-growing business and our private investors’ 85% stake in the combined entity.

Although the synergies yielded by the combination of WPCS and DropCar are not immediately obvious, we believe they do exist. This partnership will afford the greater public with a rare opportunity to invest in a compelling automotive-logistics platform that also generates “big-data” to accelerate additional value.

Until now, the ability to invest in technology-centric “paradigm disruptors”, like DropCar, has been exclusively reserved for elite funds and corporations. With this unconventional merger, we will be extending our focus on efficiency and nuance well beyond the compelling services DropCar offers to consumers and enterprises today.

While we are bullish about the significant market opportunity from our current lines of business, we are even more excited about the potential to serve as the logistics backbone for a future automotive industry, where auto companies no longer sell cars, but sell services. What we’re doing today positions us well to become the de-facto standard, and this transaction will help accelerate our company toward this future.

Thank you all for joining us on the call today, and I look forward to talking again after the transaction closed.

<back to Dan Gelbtuch>

Again, on behalf of both DropCar and WPCS, thank you for joining us today. We look forward to keeping in touch and reconnecting again in the coming weeks.

* * * * *

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between WPCS and DropCar. WPCS intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. WPCS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WPCS, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by WPCS with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by WPCS with the SEC by contacting Investor Relations by mail at WPCS International Incorporated, 521 Railroad Way, Suisun City, CA 94585, Attention: Chief Financial Officer.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

WPCS and DropCar, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about WPCS’s directors and executive officers is included in WPCS’s Annual Report on Form 10-K for the year April 30, 2017, filed with the SEC on July 21, 2017.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated below.